Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2013, Powerwave Technologies, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Powerwave Technologies, Inc. (the Company), effective at the opening of the trading session on April 1, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The
Company was notified of the Staffs determination on December 13, 2012. On December 17, 2012, the Company appealed the determination to a Hearing Panel. On January 28,
2013, the Company withdrew its request for an appeal.
The Staff determination to delist the Company therefore became final on January 30, 2013.